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                                                               OMB APPROVAL
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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (Amendment No. _______)*

                             Focus Surgery, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock $.0001 Par Value
        ------------------------------------------------------------
                       (Title of Class of Securities)

                                  0-344158
            -----------------------------------------------------
                               (CUSIP Number)

                          Lawrence B. Seidman, Esq.
                100 Misty Lane, Parsippany, New Jersey 07054
                          Telephone: (973) 560-1400
        ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               January 9, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 0-344158                                                  Page 2 of 8

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Rosebud Holding, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                          (a)/X/
                                                                          (b)/ /

3.      SEC USE ONLY


4.      SOURCE OF FUNDS:
        OO


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          / /


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER
        4,990,000

8.      SHARED VOTING POWER
        -0-

9.      SOLE DISPOSITIVE POWER
        4,990,000

10.     SHARED DISPOSITIVE POWER
        -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:
        4,990,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                   / /


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        94.8%

14.     TYPE OF REPORTING PERSON:
        CO

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CUSIP No. 0-344158                                                  Page 3 of 8

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Richard Greenberg

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                          (a)/X/
                                                                          (b)/ /

3.      SEC USE ONLY


4.      SOURCE OF FUNDS:
        OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          / /


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER
        5,000

8.      SHARED VOTING POWER
        4,995,000

9.      SOLE DISPOSITIVE POWER
        5,000

10.     SHARED DISPOSITIVE POWER
        4,995,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:
        4,995,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                   / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        94.9%

14.     TYPE OF REPORTING PERSON:
        IN

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CUSIP No. 0-344158                                                   Page 4 of 8

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        George Greenberg

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                          (a)/X/
                                                                          (b)/ /

3.      SEC USE ONLY


4.      SOURCE OF FUNDS:
        OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          / /


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER
        5,000

8.      SHARED VOTING POWER
        -0-

9.      SOLE DISPOSITIVE POWER
        5,000

10.     SHARED DISPOSITIVE POWER
        -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:
        5,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                   / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        0.001%

14.     TYPE OF REPORTING PERSON:
        IN

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CUSIP No. 0-344158                                                   Page 5 of 8

Item 1.  Security and Issuer

Common Stock, $.0001 par value

Focus Surgery, Inc.
225 Hammond Avenue
Fremont, California 94539

2.  Identity and Background

The persons filing this statement (the "Reporting Persons") are: Rosebud Holding, L.L.C., Richard Greenberg and George Greenberg. The business address of all Reporting Persons is 100 Misty Lane, P.O. Box 5430, Parsipanny, New Jersey 07054.

Rosebud Holding, L.L.C. is a New Jersey Limited Liability Company, the principal business of which is environmental consulting and analysis, and whose members are (i) the Greenberg Family Trust, one of whose two trustees is George Greenberg and whose sole beneficiary is Richard Greenberg, 99%, and
(ii) George Greenberg, 1%. Messrs. Richard and George Greenberg are United States citizens.

During the past five years, none of the Reporting Persons or the Greenberg Family Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration to be used by the Reporting Persons in making the acquisition is their exchange of all of the issued and outstanding shares of capital stock of Environmental Waste Management Associates, Inc. and Integrated Analytical Laboratories, Inc. and all of the ownership interest of Environmental Waste Management Associates, L.L.C. and Integrated Analytical Laboratories, L.L.C. The transactions are included as part of the issuer's Plan of Reorganization which is subject to approval by the Bankruptcy Court.

Item 4.  Purpose of Transaction

The purpose of the Reporting Persons in making the acquisition is to control the issuer. In connection therewith, the Reporting Persons plan to change the present

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CUSIP No. 0-344158                                                   Page 6 of 8

board of directors and management of the issuer and to change the business from ultrasound image guidance systems to environmental consulting and laboratory testing and analysis. The Reporting Persons do not have any plan or proposal which relates to or would result in any of the following, but reserve the right to revise their plans in the future if any such revision becomes, in their sole discretion, necessary, appropriate or otherwise advisable:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any material change in the present capitalization or dividend policy of the issuer;

        (e) Any material change in the issuer's business or corporate structure except as described above;

        (f) Changes in the issuer's charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person;

        (g) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system;

        (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or

        (i)  Any action similar to any of those enumerated above.

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CUSIP No. 0-344158                                                   Page 7 of 8

Item 5.  Interest in Securities of the Issuer

The Reporting Persons shall acquire 5,000,000 shares of the issuer's common stock, representing 95% of the issued and outstanding shares after giving effect to the acquisition. Rosebud Holding, L.L.C. shall acquire 4,990,000 shares of the issuer's common stock and each of Messrs. Richard and George Greenberg shall acquire 5,000 such shares. Rosebud Holding, L.L.C. is the beneficial owner of 4,990,000 shares. Richard Greenberg, the record and beneficial owner of 5,000 shares, also may be deemed the beneficial owner of the 4,990,000 shares held by Rosebud Holding, L.L.C., by virtue of his position as Managing Member. George Greenberg is the record and beneficial owner of 5,000 shares.

Except for the acquisition of 5,000,000 shares, no transactions in the issuer's securities were effected by any of the Reporting Persons in the past 60 days

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships between the Reporting Persons and the Greenberg Family Trust, on the one hand, and any person, on the other, with respect to any securities of the issuer.

Item 7.  Material to be Filed as Exhibits

        The following exhibits are filed as part of this statement:

        Exhibit                         Description

          1                       Stock Acquisition Agreement made as
                                  of January 9, 1998

          2                       Statement Required by Rule 13d-1(f)
                                  (included after Signatures)

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CUSIP No. 0-344158                                                   Page 8 of 8

                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ROSEBUD HOLDING, L.L.C.

                                         By: /s/ RICHARD GREENBERG
Dated:  January 23, 1998                    -----------------------------------
                                            Richard Greenberg,
                                            Manager


Dated:  January 23, 1998                     /s/ GEORGE GREENBERG
                                            -----------------------------------
                                            GEORGE GREENBERG


Dated:  January 23, 1998                     /s/ RICHARD GREENBERG
                                            -----------------------------------
                                            RICHARD GREENBERG

                     STATEMENT REQUIRED BY RULE 13d-1(f)

        The foregoing Schedule 13D and any amendments thereto with respect to the common stock of Focus Surgery, Inc. is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                            ROSEBUD HOLDING, L.L.C.

                                        By:  /s/ RICHARD GREENBERG
Dated:  January 23, 1998                    -----------------------------------
                                            Richard Greenberg, Manager


Dated:  January 23, 1998                     /s/ GEORGE GREENBERG
                                            -----------------------------------
                                            GEORGE GREENBERG


Dated:  January 23, 1998                     /s/ RICHARD GREENBERG
                                            -----------------------------------
                                            RICHARD GREENBERG